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Exhibit 99.4

        Offer to Exchange
5.200% Senior Notes due 2025
For Registered 5.200% Senior Notes due 2025
of
Whole Foods Market, Inc.

To Our Clients:

        Enclosed is a Prospectus, dated                    , 2016 of Whole Foods Market, Inc., a Texas corporation (the "Company"), and each of the subsidiaries of the Company listed on Schedule I hereto (collectively, the "Guarantors"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its 5.200% Senior Notes due 2025 (the "new notes"), pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 5.200% Senior Notes due 2025 (the "original notes") upon the terms and subject to the conditions set forth in the Exchange Offer.

        Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on                    , 2016 unless extended. The Exchange Offer is not conditioned upon any minimum number of original notes being tendered. You are the holder of record and/or participant in the book-entry transfer facility of original notes held by us for your account. A tender of such original notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender original notes held by us for your account. We request instructions as to whether you wish to tender any or all of the original notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal. Pursuant to the Letter of Transmittal, each holder of original notes will represent to the Company that (i) the holder is not an "affiliate" of the Company or any of the Guarantors, (ii) any new notes to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage in a distribution (within the meaning of the Securities Act) of such new notes. If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for original notes, we will represent on behalf of such broker-dealer that the original notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes, such broker-dealer is not deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,
Whole Foods Market, Inc.

 SCHEDULE I

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Mrs. Gooch's Natural Food Markets, Inc.	California
WFM Hawaii, LLC	Hawaii
WFM IP Investments, Inc.	Delaware
WFM Kansas, LLC	Kansas
WFM Nebraska, LLC	Delaware
WFM Northern Nevada, Inc.	Delaware
WFM Southern Nevada, Inc.	Delaware
WFM-WO, Inc.	Delaware
Whole Foods Market California, Inc.	California
Whole Foods Market Group, Inc.	Delaware
Whole Foods Market IP, L.P.	Delaware
Whole Foods Market Pacific Northwest, Inc.	Delaware
Whole Foods Market Rocky Mountain/Southwest, L.P.	Texas
Whole Foods Market Services, Inc.	Delaware

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  Exhibit 99.4
SCHEDULE I